October 30, 2007

Mail Stop 4561

Mr. Richard J. Wrensen
President and Chief Executive Officer
Capital Alliance Income Trust Ltd., A Real Estate Investment Trust
100 Pine Street
Suite 2450
San Francisco, CA 94111

> **Re:** **Capital Alliance Income Trust Ltd., A Real Estate Investment Trust**
> **Form 10-KSB for the year ended December 31, 2006**
> **Form 10-QSB for the quarter ended March 31, 2007**
> **Filed April 2, 2007**
> **File No. 1-12941**

Dear Mr. Wrensen:

      We have reviewed your response letters dated October 4 and October 16, 2007 and have the following additional comment. As previously stated, this comment requires amendment to the referenced filings previously filed with the Commission.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Consolidated Statements of Cash Flows, page F-5

1. We note that the narrative of your proposed restatement footnote refers to the discontinuance of operations of CAFC, while in your response to comment 1 you maintain that CAFC does not qualify for discops treatment under SFAS 144. Please revise the terminology used in the narrative to avoid a contradiction to your accounting treatment. In addition, please explain more thoroughly the revisions to be made to your statement of cash flows, as well as your basis in GAAP for these revisions, as they are not clear from your proposed restatement narrative.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact me at (202) 551-3429 if you have questions.

Sincerely,

Kristi Marrone
Staff Accountant